cm

08025799

...HANGE COMMISSION
WASHINGTON, D.C. 20549

8-67064

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE
Information Required of Brokers and Dealers
Pursuant to Section 17 of the Securities Exchange Act
of 1934 and Rule 17a-5 Thereunder

SEC FILE NO.
[illegible]

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Harris Investor Services, Inc.

SEC
Mail Processing
Section

Official Use Only
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

FEB 29 2008

311 West Monroe, 14th Floor
Chicago, Illinois 60606

Washington, DC
100

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:

Michael J. Smyth (312) 461-5580
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name -- if individual, state last, first, middle name)

PROCESSED
MAR 20 2008
THOMSON
FINANCIAL

KPMG LLP

303 East Wacker Drive		Chicago	IL	60601
(ADDRESS)	Number and Street	City	State	Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

FY
3/19

This report contains (check all applicable boxes):

X	(a)	Facing Page
X	(b)	Statement of Financial Condition
X	(c)	Statement of Income (Loss)
X	(d)	Statement of Cash Flows
X	(e)	Statement of Changes in Stockholder's Equity
	(f)	Statement of Changes in Borrowings Subordinated to Claims of General Creditors
X	(g)	Computation of Net Capital Pursuant to Rule 15c3-1
X	(h)	Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
X	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
	(j)	A Reconciliation, including appropriate explanations, of the computation of Net Capital Under Rule 15c3-1, and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3 (not applicable)
	(k)	A Reconciliation between the Audited and Unaudited Statements of Consolidated Financial Condition with respect to methods of Consolidation (see notes to the Consolidated Financial Statements)
X	(l)	An Oath or Affirmation
	(m)	A Copy of the SIPC Supplemental Report (under separate cover)
X	(n)	Independent auditors report on internal accounting control.
	(o)	Schedule of Segregation Requirements and Funds in Segregation – Customers' Regulated Commodity Futures and Options accounts
	(p)	Schedule of Secured Amounts and Funds Held in Separate Accounts for Foreign Futures and Foreign Options Customers Pursuant to the Commodity Exchange Act

OATH OR AFFIRMATION

STATE OF ILLINOIS)
COUNTY OF COOK) SS:

I, Michael J. Smyth, being duly authorized and sworn, affirm that I am an officer of Harris Investor Services, Inc., and, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules of the Company for the period January 1, 2007 through December 31, 2007 are true and correct. I further represent that neither the Company nor any director or principal officer has any proprietary interest in any account classified solely as that of a customer.

Michael J. Smyth
Chief Financial Officer

Subscribed and sworn to before me
this 28th day of February, 2008.

Notary Public

"OFFICIAL SEAL"
TINEKA D. HOLLINS
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 4/6/2010

State of IL, County of Cook
Signed before me on this 28th day
of Feb, 2008 by Michael Smyth
Notary Public

HARRIS INVESTOR SERVICES, INC.

Index

KPMG
KPMG LLP
303 East Wacker Drive
Chicago, IL 60601-5212

Independent Auditors' Report

The Board of Directors
Harris Investor Services, Inc.:

We have audited the accompanying statement of financial condition of Harris Investor Services, Inc. (the Company) as of December 31, 2007, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you, are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Harris Investor Services, Inc. as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 28, 2008
Chicago, Illinois

HARRIS INVESTOR SERVICES, INC.

Statement of Financial Condition

December 31, 2007

(In thousands, except share data)

Assets

Cash	$	2,626
Securities purchased under agreements to resell		7,132
Securities owned		154
Receivable from clearing broker-dealer, net		98
Accounts receivable and other assets		277
Deferred tax assets, net		589
Due from Parent		173
Prepaid expenses		190
Total assets	$	11,239

Liabilities and Stockholder's Equity

Liabilities:		
Accrued compensation and related benefits	$	1,620
Accounts payable and accrued expenses		459
Due to Parent		763
Income taxes payable		13
Total liabilities		2,855
Stockholder's equity:		
Common stock (no par value, 1.009 shares issued and outstanding)		10,201
Additional paid-in capital		782
Accumulated other comprehensive income		63
Accumulated deficit		(2,662)
Total stockholder's equity		8,384
Total liabilities and stockholder's equity	$	11,239

See accompanying notes to financial statements.

HARRIS INVESTOR SERVICES, INC.

Statement of Income

For the year ended December 31, 2007

(In thousands)

Revenues:		
Commissions	$	4,589
Fee income		11,407
Interest income		411
Other		84
Total revenues		16,491
Expenses:		
Compensation and related benefits		10,365
Clearing and brokerage fees		1,605
Technology and communications		298
Occupancy and equipment		490
Advertising and promotion		99
Intercompany services, net		2,761
Professional fees		704
Regulatory fees		281
Other		443
Total expenses		17,046
Loss before income tax benefit		(555)
Income tax benefit		208
Net loss	$	(347)

See accompanying notes to financial statements.

HARRIS INVESTOR SERVICES, INC.

Statement of Changes in Stockholder's Equity

For the year ended December 31, 2007

(In thousands)

		Common stock	Additional paid-in capital	Accumulated other comprehensive income	Accumulated deficit	Total
Balance, beginning of year	$	10,200	—	—	(2,315)	7,885
Capital contribution (First National Investments, Inc. merger)		1	782	—	—	783
Other comprehensive income for pension benefit plans:						
Net gain and net prior service cost, net of tax expense of $34		—	—	63	—	63
Net loss		—	—	—	(347)	(347)
Balance, end of year	$	10,201	782	63	(2,662)	8,384

See accompanying notes to financial statements.

HARRIS INVESTOR SERVICES, INC.

Statement of Cash Flows

For the year ended December 31, 2007

(In thousands)

Cash flows from operating activities:		
Net loss	$	(347)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Changes in:		
Deferred tax asset		113
Securities purchased under agreements to resell		1,272
Securities owned		433
Receivable from clearing broker-dealer		20
Accounts receivable and other assets		121
Due from Parent		(157)
Prepaid expenses		41
Accrued compensation and related benefits		(89)
Accounts payable and accrued expenses		127
Due to Parent		238
Income tax payable		(486)
Net change in pension benefit plan		63
Total adjustments		1,696
Net cash provided by operating activities		1,349
Cash flows from financing activities:		
Net cash received from contribution of First National Investments, Inc.		261
Net cash provided by financing activities		261
Net increase in cash		1,610
Cash and cash equivalents, beginning of year		1,016
Cash and cash equivalents, end of year	$	2,626
Supplemental disclosure of cash flow information:		
Cash paid during the year for income taxes		199

See accompanying notes to financial statements.

(1) Nature of Operations and Significant Accounting Policies

(a) Organization and Basis of Presentation

Harris Investor Services, Inc. (the Company) is a registered broker-dealer with the Financial Industry Regulatory Authority (FINRA) and a registered investment advisor with the Securities and Exchange Commission (SEC). The Company is a wholly owned subsidiary of Harris Bankcorp, Inc. (the Parent), a wholly owned subsidiary of Harris Financial Corp., a wholly owned U.S. subsidiary of Bank of Montreal.

The Company is in the business of providing brokerage services for retail customers, primarily investment advisory and financial planning services, to the Parent's customers through Harris N.A. (the Bank) branch locations. Pursuant to a clearing agreement between the Company and its clearing broker, all securities transactions are cleared on a fully disclosed basis through Pershing LLC (Pershing), a wholly owned subsidiary of the Bank of New York Company, Inc. Under the agreement, Pershing provides the Company with certain back office support and clearing services.

On January 4, 2007, the Parent completed the acquisition of First National Bank & Trust (FNBT), a 32-branch community bank with locations in Indiana. Included in this acquisition was FNBT's subsidiary broker-dealer company, First National Investments, Inc. (FNI). Pursuant to the terms of a merger agreement, FNI merged with and into the Company, with the Company being the surviving corporation. The merger of the two broker-dealers became effective December 20, 2007. The combination was recorded using historical carrying values for FNI as recognized by the Parent. The 2007 statement of financial condition and statement of income include the financial results of both companies combined since the date of acquisition.

(b) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(c) Cash

Cash represents funds held in the Company's bank accounts for firm operating activities.

(d) Securities Purchased under Agreements to Resell

Securities purchased under agreements to resell (resale agreements) are accounted for as collateralized financing transactions and are carried at their contractual amounts plus accrued interest. These highly liquid securities have original maturities at the date of purchase of three months or less. The Company's policy is to obtain possession of collateral with a market value equal to or greater than the principal amount loaned under resale agreements. The Company monitors the market value of the underlying securities relative to the amounts due under the agreements.

(Continued)

Substantially all resale activities are transacted under master netting agreements that give the Company the right, in the event of a default, to liquidate collateral held and to offset receivables and payables with the same counterparty.

(e) ***Securities Owned***

Securities owned include securities held in firm-owned accounts at the Company's clearing broker.

(f) ***Receivable from Clearing Broker-Dealer, net***

Receivable from clearing broker-dealer consists of a cash deposit of $100,000, net revenues earned and expenses incurred from customer transactions conducted through the clearing broker of $400, in addition to a reserve for doubtful accounts of $2,000. The reserve for doubtful accounts represents the total amount of customer unsecured debit balances.

(g) ***Stockholder's Equity***

Stockholder's equity includes a capital contribution of $10,200,000 received from the Parent in 2005. Originally, the Company issued 102 shares of common stock with no par value per share. The fair market value of the stock was equal to the amount contributed by the affiliate.

Per the merger agreement, the 102 shares of common stock of the Company issued and outstanding immediately prior to the effective date of merger were converted into one issued and outstanding share of common stock, with no par value per share. Additionally, shares of FNI stock were converted into nine one-thousandths (0.009) shares of the Company issued and outstanding. Common stock is $10,201,000 at December 31, 2007.

(h) ***Income Taxes***

Deferred tax assets and liabilities, as determined by the temporary differences between financial reporting and tax bases of assets and liabilities, are computed using currently enacted tax rates and laws. The effect on deferred tax assets and liabilities of a change in tax rates or law is recognized as income or expense in the period including the enactment date.

The Company is a Delaware corporation that is included in the consolidated federal and state income tax returns of Harris Financial Corp. and its eligible affiliates. Under the terms of a tax-sharing agreement, the Company records provisions for income taxes as if it were a separate company and shall receive payment from or make payment to members of the federal consolidated return based upon its current tax benefit or liability.

On January 1, 2007, the Company adopted Financial Accounting Standards Board (FASB) Interpretation No. 48 (FIN 48), *Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109*. There was no impact on the Company's financial condition, results of operations, or cash flows at December 31, 2007 and for the year then ended as a result of adopting FIN 48. The Company recognizes interest and penalties related to unrecognized tax benefits as income tax expense. No penalties or interest have been recognized by the Company during 2007.

(Continued)

The Company is currently under examination by the Internal Revenue Service for its 2005 tax return and it is anticipated that the audit will be completed by the end of 2008. At December 31, 2007, no adjustments have been proposed to the Company's federal tax positions. All tax returns of the Company remain open for federal, state or local tax authorities due to the Company's short period of existence.

(i) ***Securities Transactions***

Securities transactions, and related revenues and expenses, are recorded on a settlement date basis and, if material, adjustments are made on a trade-date basis. There were no adjustments necessary at December 31, 2007.

(j) ***Recognition of Revenues and Expenses***

Except as otherwise disclosed in the financial statements, revenues and expenses are recognized on an accrual basis.

(k) ***Fee Income***

Fee income is primarily composed of asset management fees charged to client advisory accounts. Fee income is recognized when earned.

(2) Fair Value of Financial Instruments

Substantially all of the Company's assets and liabilities are considered financial instruments and are either already reflected at fair value, are short-term, or are replaceable on demand. Therefore, their carrying amounts approximate fair values.

(3) Commitments and Contingencies

The Company leases office space and equipment under noncancelable operating lease agreements with the Parent, which expire on an annual basis. The Company is committed to its currently leased space through September 2008. The minimum required rental payment under the current lease obligation, including taxes and operating expenses, is $330,000.

Rent expense for the year ended December 31, 2007 was $487,000.

The Company is a defendant in various legal proceedings arising in the normal course of business. In the opinion of management, based on the advice of legal counsel, the ultimate resolution of these matters will not have a material adverse effect on the Company's financial position or the results from operations.

(Continued)

(4) Income Taxes

Income tax expense (benefit) for the year ended December 31, 2007 consists of (in thousands):

Current:	
Federal	$(234)
State	(53)
Total current	(287)
Deferred:	
Federal	63
State	16
Total deferred	79
Total income tax benefit	$(208)

Income tax benefit differs from the amount computed by applying the U.S. federal income tax rate of 35% to pretax loss for the year ended December 31, 2007 as a result of the following (in thousands):

Computed expected tax benefit	$(195)
State income taxes, net of federal benefit	(24)
Other, net	11
Total income tax benefit	$(208)

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets at December 31, 2007 are presented below (in thousands):

Gross deferred tax assets:	
Deferred employee compensation	$157
Employee benefit plans	316
Other	150
Gross deferred tax assets	623
Tax effect of fair value adjustment for minimum pension liability recorded directly to stockholder's equity	(34)
Deferred tax assets, net	$589

The Company is included in consolidated federal and state income tax returns. Based upon the consolidated group's carryback ability and projections of future taxable income, Management believes that the realization of the recognized net deferred tax asset is more likely than not; and as such, no valuation allowance has been recorded at December 31, 2007.

On January 1, 2007, the Company adopted FASB Interpretation No. 48 (FIN 48), *Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109.* There was no impact on the Company's financial condition, results of operations, or cash flows at January 1, 2007 or for the year ended December 31, 2007 as a result of adopting FIN 48. At the adoption date of January 1, 2007 and at December 31, 2007, the Company did not have any unrecognized tax benefits. The Company recognizes interest and penalties related to unrecognized tax benefits as income tax expense. No penalties or interest have been recognized by the Company during 2007.

The Company is currently under examinations by the Internal Revenue Service for its 2005 tax return and it is anticipated that the audit will be completed by the end of 2008. At December 31, 2007, no adjustments have been proposed to the Company's federal tax positions. All tax returns of the Company remain open for federal, state or local tax authorities due to the Company's short period of existence.

(5) Related-Party Transactions

Cash represents $2,626,000 maintained at the Bank, an affiliate of the Company and a wholly owned subsidiary of the Parent. For the year ended December 31, 2007, the Company incurred $2,800 of bank-related service costs.

Substantially all of the Company's lending and financing transactions are entered into with the Parent or an affiliate of the Parent. Additionally, investment transactions (resale agreements) are conducted with an affiliate of the Parent. As of December 31, 2007, securities purchased under agreements to resell amounted to $7,132,000.

(Continued)

The Company may enter into agreements with entities related through common ownership for various support services. For the year ended December 31, 2007, the Company incurred approximately $2,761,000 in net intercompany services expenses. Intercompany services include affiliated provider fees for support services and operating expenses primarily relating to communications and technology. At December 31, 2007, due to Parent represents $763,000 in amounts payable to affiliates for intercompany services and $13,000 in income taxes payable. Due from Parent consists of $173,000, primarily resulting from corporate services provided to affiliates.

(6) Employee Benefit Plan

The Company is a participating entity in various noncontributory pension plans sponsored by the Bank. Most of the employees participating in retirement plans were included in one primary plan (the Plan). The Plan's benefit formula is an account-based formula, which is based upon eligible pay, age, and length of service. The policy for the Plan is to have the participating entities, at a minimum, fund annually an amount necessary to satisfy the requirements under the Employee Retirement Income Security Act of 1974 (ERISA) without regard to prior years' contributions in excess of the minimum. The total pension expense for the Company for the year ended December 31, 2007 was $181,000.

The Company is a participating entity in the postretirement medical plan sponsored by the Bank (the Medical Plan), which provides medical care benefits for retirees and their dependents who have attained age 55 and have at least 10 years of service. The Medical Plan is self-insured. Participating entities contribute to the cost of coverage based on employees' length of service. Cost sharing with plan participants is accomplished through deductibles, coinsurance, and out-of-pocket limits. Funding for the Medical Plan largely comes from the general assets of the participating entities supplemented by contributions to a trust fund created under Internal Revenue Code Section 401(h). Effective December 31, 2007, the Medical Plan was changed to reflect expanded coverage available through Medicare and supplemental plans for retirees age 65 and older. Post-65 benefits for new hires and employees under age 35 were eliminated and corporate contributions for post-65 benefits for certain employees were reduced. The total postretirement medical expense for the Company was $44,000 for the year ended December 31, 2007.

The Company, in accordance with SFAS No. 158, *Employers' Accounting for Defined Benefit Pension and Other Post-Retirement Plans—An Amendment of FASB Statements No. 87, 88, 106 and 132(R)*, recognizes the funded status of its pension and postretirement benefit plans in its statement of financial condition. It recognizes an asset for a plan's overfunded status or a liability for a plan's underfunded status. Funded status is measured as the difference between the plan assets at fair value and the benefit obligation.

(7) Off-Balance-Sheet Risk and Concentration of Credit Risk

Credit risk is the amount of accounting loss the Company would incur if a counterparty failed to perform its obligations under contractual terms. Substantially all of the clearing and depository operations for the Company are performed by its clearing broker pursuant to a clearance agreement. The Company and the clearing broker review, as considered necessary, the credit standing of the counterparties with which the Company conducts business. The Company's exposure to credit risk associated with the nonperformance of counterparties in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile securities markets, credit markets, and regulatory changes.

The Company maintains its cash in bank deposit accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. Management believes that the Company is not exposed to any significant credit risk on bank deposits.

(8) Net Capital Requirements

The Company is a registered broker-dealer and is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1). The Company claims exemption from Rule 15c3-3 of the SEC per paragraph (k)(2)(ii) of the Rule on the basis that the broker-dealer does not carry customer accounts. The Company's required net capital is the greater of $50,000 or the amount based on aggregate indebtedness. At December 31, 2007, the Company's net capital of $6,000,000 was in excess of the minimum requirement by $5,810,000.

Schedule 1

HARRIS INVESTOR SERVICES, INC.

Schedule of Computation of Net Capital

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2007

Net capital:		
Stockholder's equity	$	8,384
Deduct:		
Nonallowable assets		(2,361)
Haircuts on securities		(23)
Net capital		6,000
Required net capital		190
Excess net capital	$	5,810
Aggregate indebtedness (1)	$	2,855
Ratio of aggregate indebtedness to net capital		48%

No material differences exist between the net capital computation above and the net capital computation included in the amended unaudited Focus Report, Part IIA Quarterly as filed on February 28, 2008.

(1) Aggregate indebtedness consists of accounts payable and accrued expenses.

The accompanying notes are an integral part of these financial statements.

HARRIS INVESTOR SERVICES, INC.

Computation for Determination of Reserve Requirement and Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2007

The Company is exempt from computing the reserve requirements under Rule 15c3-3 paragraph (k)(2)(ii) of the Securities and Exchange Commission as well as including information relating to the possession or control requirements under Rule 15c3-3. The Company clears through another broker-dealer on a fully disclosed basis, carries no margin accounts, and does not hold funds or securities for or owe money or securities to customers. Should the Company receive any customer funds and securities, they are promptly transmitted to the clearing broker who carries the accounts of such customers on a fully disclosed basis.

KPMG LLP
303 East Wacker Drive
Chicago, IL 60601-5212

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

The Board of Directors
Harris Investor Services, Inc.:

In planning and performing our audit of the financial statements of Harris Investor Services, Inc. (the Company) as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1 Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2 Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

KPMG

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with U.S. generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 28, 2008
Chicago, Illinois

END